

Mail Stop 4631

September 9, 2010

via U.S. mail and facsimile

Charles D. McLane, Jr.
Executive Vice President and Chief Financial Officer
Alcoa, Inc.
390 Park Avenue
New York, New York 1002-4608

> **RE: Alcoa, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 1-3610**

Dear Mr. McLane:

        We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief